Exhibit 99.1

GFL Environmental Inc. Announces Secondary Offering of 12,658,228 Subordinate Voting Shares by Selling Shareholders

VAUGHAN, ON, November 18, 2021 – GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that certain of its shareholders (the “Selling Shareholders”) intend to offer for sale 12,658,228 subordinate voting shares (the “Shares”). GFL will not receive any proceeds from the sale of the Shares (the “Offering”). J.P. Morgan will act as underwriter for the Offering.

The Shares issued pursuant to the Offering will be offered in all provinces and territories of Canada by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus (the “Final Base Shelf Prospectus”). The Company has filed a registration statement on Form F-10 (the “Form F-10”) and will file the Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Prospective investors should read the Final Base Shelf Prospectus, Prospectus Supplement and the documents incorporated by reference therein before investing in the Shares. When available, these documents may be accessed for free on SEDAR at www.sedar.com.

GFL has filed the Form F-10 (including a prospectus) with the SEC. Before you invest, you should read the prospectus supplement relating to the Offering, the prospectus in the Form F-10 and other documents GFL has filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 17,000 employees.

Forward Looking Statements

This news release includes certain “forward-looking statements” within the meaning of applicable securities laws, including statements relating to the proposed Offering. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “believes”, “could” or “potential” or variations of such words. Forward-looking statements are based on our opinions, estimates and assumptions in light of our experience, track record and perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Completion of the proposed Offering is subject to numerous factors, many of which are beyond GFL’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time, including, without limitation, risks identified in the “Risk Factors” section of GFL’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and in our other public filings filed with Canadian Securities Commissions and the SEC. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Accordingly, we caution investors not to rely on the forward-looking information contained in this news release when making an investment decision in our securities. The forward-looking information contained in this news release represents our expectations as of the date of this news release (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com